Exhibit 99.1
Caogang LI Named COO of China Finance Online
BEIJING, March. 3 /Xinhua-PRNewswire/ — China Finance Online Co. Limited (Nasdaq: JRJC), a leading Chinese online financial information, data and analytics provider, today named Mr. Caogang LI its Chief Operating Officer. LI, who has been the Company’s Vice President of Sales and Marketing since August 2005, will continue to report to Zhiwei ZHAO, CEO of China Finance Online.
“Caogang has been instrumental in building our telemarketing capability and integrating it with our internet media platforms, a core competency that we can apply to distribute a diversified portfolio of financial products and services to the investors in China.” said Zhiwei ZHAO, the Company’s CEO, in making the announcement. “With his demonstrated track record of leadership at China Finance Online and strong management experience in China’s securities industry, Caogang has shown the kind of judgment required to take on this very important assignment.”
“Zhiwei and I have worked together for over two and half years,” said Caogang Li, “and I am look forward to working even more closely with him and the executive team to lead China Finance Online to reach some exciting goals during the coming years.”
LI, a 42-year-old veteran of China’s securities industry, has been serving China Finance Online since August 2005 as Vice President of Sales and Marketing. Before joining China Finance Online, LI was the corporate executive vice president of Huaxia Fund Management Company Limited, the largest fund management firm in China in terms of asset under management. Prior to that, Mr. Li was in charge of the brokerage business of Huaxia Securities, which, now merged with CITIC Securities, was one of the leading securities firms in China.
About China Finance Online Co. Limited
China Finance Online Co. Limited is the market leader in providing online financial and listed company data, information and analytics in China. Through its websites, www.jrj.com and www.stockstar.com, the company provides individual users with subscription-based service packages that integrate financial and listed company data, information and analytics from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software available by download, through internet or through mobile handsets. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd, the company provides financial information database and analytics to institutional customers including domestic securities and investment firms. Through its subsidiary, Daily Growth Investment Company Limited, the company provides securities brokerage services for stocks listed on Hong Kong Stock Exchange.
For further information please contact:
Melissa Zhang
Investor Relations
China Finance Online Co. Limited
Tel: (+86-10) 5832-5288 Email: ir@jrj.com